UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 28, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Third Quarter of 2021

Taipei, Taiwan, R.O.C., October 28, 2021 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$150,665 million for 3Q21, up by 22% year-over-year and up by 19% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$14,176 million, up from a net income attributable to shareholders of the parent of NT$6,712 million in 3Q20 and up from a net income attributable to shareholders of the parent of NT$10,338 million in 2Q21. Basic earnings per share for the quarter were NT$3.29 (or US$0.236 per ADS), compared to NT$1.57 for 3Q20 and NT$2.40 for 2Q21. Diluted earnings per share for the quarter were NT$3.20 (or US$0.230 per ADS), compared to NT$1.54 for 3Q20 and NT$2.30 for 2Q21.

RESULTS OF OPERATIONS

3Q21 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 49%, 9%, 41% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$119,881 million for the quarter, up from NT$102,122 million in 2Q21.

-	Raw material cost totaled NT$73,552 million for the quarter, representing 49% of total net revenues.

-	Labor cost totaled NT$16,955 million for the quarter, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,710 million for the quarter.

●	Gross margin increased 0.9 percentage points to 20.4% in 3Q21 from 19.5% in 2Q21.

●	Operating margin was 12.2% in 3Q21, compared to 10.4% in 2Q21.

●	In terms of non-operating items:

-	Net interest expense was NT$562 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net foreign exchange gain of NT$66 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$349 million.

-	Net gain on equity-method investments was NT$414 million.

-	Other net non-operating income of NT$479 million was primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$48 million.

●	Income before tax was NT$18,474 million for 3Q21, compared to NT$13,344 million in 2Q21. We recorded income tax expenses of NT$3,630 million for the quarter, compared to NT$2,648 million in 2Q21.

●	In 3Q21, net income attributable to shareholders of the parent was NT$14,176 million, compared to NT$6,712 million in 3Q20 and NT$10,338 million in 2Q21.

●	Our total number of shares outstanding at the end of the quarter was 4,388,414,582, including treasury stock owned by our subsidiaries. Our 3Q21 basic earnings per share of NT$3.29 (or US$0.236 per ADS) were based on 4,314,088,250 weighted average numbers of shares outstanding in 3Q21. Our 3Q21 diluted earnings per share of NT$3.20 (or US$0.230 per ADS) were based on 4,370,715,418 weighted average number of shares outstanding in 3Q21.

3Q21 Results Highlights – ATM2

●	Cost of revenues was NT$65,378 million for the quarter, up by 11% sequentially.

-	Raw material cost totaled NT$24,441 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$14,512 million for the quarter, representing 16% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,615 million for the quarter.

●	Gross margin increased 1.8 percentage points to 27.4% in 3Q21 from 25.6% in 2Q21.

●	Operating margin was 17.3% in 3Q21, compared to 15.0% in 2Q21.

3Q21 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$55,244 million, up by 24% sequentially.

-	Raw material cost totaled NT$48,978 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$2,337 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$886 million for the quarter.

●	Gross margin increased 0.5 percentage points to 9.6% in 3Q21 from 9.1% in 2Q21.

●	Operating margin was 4.3% in 3Q21, compared to 2.6% in 2Q21.

2 ATM stands for Semiconductor Assembly, Testing and Material.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q21 totaled US$468 million, of which US$294 million were used in packaging operations, US$101 million in testing operations, US$60 million in EMS operations and US$13 million in interconnect materials operations and others.

●	As of September 30, 2021, total unused credit lines amounted to NT$261,539 million.

●	Current ratio was 1.35 and net debt to equity ratio was 0.71 as of September 30, 2021.

●	Total number of employees was 104,471 as of September 30, 2021, compared to 103,164 as of June 30, 2021.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in 3Q21, compared to 43% in 2Q21. Two customers each accounted for more than 10% of our total net revenues in 3Q21 individually.

●	Our top 10 customers contributed 55% of our total net revenues both in 3Q21 and 2Q21.

●	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues both in 3Q21 and 2Q21.

EMS Basis

●	Our five largest customers together accounted for approximately 74% of our total net revenues in 3Q21, compared to 70% in 2Q21. One customer accounted for more than 10% of our total net revenues in 3Q21.

●	Our top 10 customers contributed 81% of our total net revenues in 3Q21, compared to 78% in 2Q21.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20-F filed on April 6, 2021.

Supplemental Financial Information

Consolidated Operations

	3Q/21	2Q/21	3Q/20
EBITDA (NT$ Millions)	32,655	27,350	23,230

ATM Consolidated Operations

	3Q/21	2Q/21	3Q/20
Net Revenues (NT$ Millions)	90,092	78,988	71,820
Revenues by Application
Communication	51%	50%	53%
Computing	15%	14%	14%
Automotive, Consumer & Others	34%	36%	33%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	36%	33%	37%
Wirebonding	39%	42%	37%
Discrete and Others	8%	8%	8%
Testing	15%	15%	17%
Material	2%	2%	1%
Capacity & EBITDA
CapEx (US$ Millions)*	407	570	362
EBITDA (NT$ Millions)	28,588	24,671	19,775
Number of Wirebonders	29,943	29,056	25,117
Number of Testers	6,149	6,001	5,715

EMS Operations

	3Q/21	2Q/21	3Q/20
Net Revenues (NT$ Millions)	61,127	49,154	53,137
Revenues by End Application
Communication	38%	39%	40%
Computing & Storage	10%	10%	6%
Consumer	33%	28%	40%
Industrial	12%	16%	9%
Automotive	5%	5%	4%
Others	2%	2%	1%
Capacity
CapEx (US$ Millions)*	60	39	52

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2021	Jun. 30 2021	Sep. 30 2020	Sep. 30 2021	Sep. 30 2020
Net revenues:
Packaging	73,996	64,149	56,172	197,178	161,407
Testing	13,416	11,676	12,351	36,222	36,604
EMS	61,116	49,147	53,126	157,947	125,550
Others	2,137	1,954	1,546	5,714	4,540
Total net revenues	150,665	126,926	123,195	397,061	328,101

Cost of revenues	(119,881)	(102,122)	(103,475)	(319,586)	(273,416)
Gross profit	30,784	24,804	19,720	77,475	54,685

Operating expenses:
Research and development	(5,495)	(5,076)	(4,926)	(15,340)	(14,372)
Selling, general and administrative	(6,863)	(6,554)	(5,653)	(19,626)	(16,682)
Total operating expenses	(12,358)	(11,630)	(10,579)	(34,966)	(31,054)
Operating income	18,426	13,174	9,141	42,509	23,631

Net non-operating (expenses) income:
Interest expense - net	(562)	(569)	(660)	(1,703)	(2,324)
Foreign exchange gain (loss)	66	1,057	561	899	955
Gain (loss) on valuation of financial assets and liabilities	(349)	(1,050)	(406)	(1,008)	(237)
Gain (loss) on equity-method investments	414	219	277	782	343
Others	479	513	101	1,520	762
Total non-operating income (expenses)	48	170	(127)	490	(501)
Income before tax	18,474	13,344	9,014	42,999	23,130

Income tax expense	(3,630)	(2,648)	(1,797)	(8,729)	(4,618)
Income from continuing operations and before non-controlling interest	14,844	10,696	7,217	34,270	18,512
Non-controlling interest	(668)	(358)	(505)	(1,278)	(964)

Net income attributable to shareholders of the parent	14,176	10,338	6,712	32,992	17,548

Per share data:
Earnings (losses) per share
– Basic	NT$3.29	NT$2.40	NT$1.57	NT$7.66	NT$4.12
– Diluted	NT$3.20	NT$2.30	NT$1.54	NT$7.43	NT$4.01

Earnings (losses) per equivalent ADS
– Basic	US$0.236	US$0.171	US$0.107	US$0.546	US$0.276
– Diluted	US$0.230	US$0.164	US$0.105	US$0.530	US$0.269

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,370,715	4,362,634	4,281,115	4,370,312	4,284,010

FX (NTD/USD)	27.79	28.03	29.46	28.04	29.80

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2021	Jun. 30 2021	Sep. 30 2020	Sep. 30 2021	Sep. 30 2020
Net revenues:
Packaging	75,221	65,936	58,417	202,702	167,749
Testing	13,416	11,677	12,351	36,224	36,610
Direct Material	1,429	1,372	1,020	3,845	3,085
Others	26	3	32	76	101
Total net revenues	90,092	78,988	71,820	242,847	207,545

Cost of revenues	(65,378)	(58,778)	(57,280)	(179,916)	(164,589)
Gross profit	24,714	20,210	14,540	62,931	42,956

Operating expenses:
Research and development	(4,254)	(3,829)	(3,827)	(11,780)	(11,252)
Selling, general and administrative	(4,829)	(4,554)	(3,904)	(13,775)	(12,099)
Total operating expenses	(9,083)	(8,383)	(7,731)	(25,555)	(23,351)
Operating income	15,631	11,827	6,809	37,376	19,605

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2021	Jun. 30 2021	Sep. 30 2020	Sep. 30 2021	Sep. 30 2020
Net revenues:
Total net revenues	61,127	49,154	53,137	157,974	125,573

Cost of revenues	(55,244)	(44,678)	(47,990)	(143,604)	(113,648)
Gross profit	5,883	4,476	5,147	14,370	11,925

Operating expenses:
Research and development	(1,270)	(1,274)	(1,126)	(3,641)	(3,194)
Selling, general and administrative	(1,955)	(1,929)	(1,695)	(5,622)	(4,392)
Total operating expenses	(3,225)	(3,203)	(2,821)	(9,263)	(7,586)
Operating income	2,658	1,273	2,326	5,107	4,339

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2021	As of Jun. 30, 2021

Current assets:
Cash and cash equivalents	53,419	52,987
Financial assets – current	4,133	4,492
Notes and accounts receivable	108,156	88,644
Inventories	77,830	75,869
Others	16,695	15,369
Total current assets	260,233	237,361

Financial assets – non-current & Investments – equity method	20,915	19,982
Property plant and equipment	252,384	244,861
Right-of-use assets	10,321	9,842
Intangible assets	77,283	78,254
Others	29,331	21,557
Total assets	650,467	611,857

Current liabilities:
Short-term borrowings	36,610	40,460
Current portion of bonds payable & Current portion of long-term borrowings	6,539	8,563
Notes and accounts payable	83,060	70,893
Others	66,417	62,778
Total current liabilities	192,626	182,694

Bonds payable	48,498	48,474
Long-term borrowings[3]	137,015	106,124
Other liabilities	21,489	20,060
Total liabilities	399,628	357,352

Equity attributable to shareholders of the parent	235,186	238,993
Non-controlling interests	15,653	15,512
Total liabilities & shareholders’ equity	650,467	611,857

Current Ratio	1.35	1.30
Net Debt to Equity Ratio	0.71	0.60

3 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2021	2021	2020	2021	2020
Cash Flows from Operating Activities:
Profit before income tax	18,474	13,344	9,014	42,999	23,130
Depreciation & amortization	13,864	13,460	13,022	40,454	38,495
Other operating activities items	(17,298)	(8,573)	(8,550)	(34,430)	(14,686)
Net cash generated from operating activities	15,040	18,231	13,486	49,023	46,939
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(20,294)	(18,440)	(12,297)	(52,787)	(42,489)
Other investment activities items	(348)	(1,259)	(156)	(1,812)	1,540
Net cash used in investing activities	(20,642)	(19,699)	(12,453)	(54,599)	(40,949)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings	25,319	(16,640)	12,412	28,279	7,401
Dividends paid	(18,083)	—	(8,521)	(18,083)	(8,521)
Other financing activities items	(854)	(1,022)	(5,917)	(263)	(6,178)
Net cash generated from (used in) financing activities	6,382	(17,662)	(2,026)	9,933	(7,298)
Foreign currency exchange effect	(348)	(1,666)	243	(2,476)	(1,350)
Net increase (decrease) in cash and cash equivalents	432	(20,796)	(750)	1,881	(2,658)
Cash and cash equivalents at the beginning of period	52,987	73,783	58,223	51,538	60,131
Cash and cash equivalents at the end of period	53,419	52,987	57,473	53,419	57,473
Cash and cash equivalents in the consolidated balance sheet	53,419	52,987	55,814	53,419	55,814
Cash and cash equivalents included in disposal groups held for sale	—	—	1,659	—	1,659